Dear Shareholder:

     The Board of Directors of Summit Bancorp. has adopted a new shareholder rights plan to replace the company's previous plan which expired on August 16, 1999. The terms of the plan provide for the distribution of one preferred share purchase right for each share of the company's common stock issued and outstanding at the close of business on August 16, 1999. These rights are substantially similar to the ones which you held under the old plan, adopted in 1989 to assure fair and equal treatment for all Summit shareholders in the event of any proposal to acquire Summit.

     There is no action required by you at this time. The plan has no present dilutive effect on earnings; it is not taxable to you under federal income tax law; it will not change the way in which you can presently trade the company's shares of common stock; and the rights will automatically trade with the common stock. The rights are not presently exercisable, and no separate certificates for the rights will be sent to you at this time. If the appropriate set of circumstances should occur which would cause the rights to be exercisable, then you will receive notification and instructions on what actions you may take.

     Enclosed is a summary of the new rights. It is being provided in accordance with the Rights Agreement, dated as of June 16, 1999, between the company and First Chicago Trust Company of New York, as Rights Agent. You may wish to keep copies of the enclosed summary with your common stock certificates.

     A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an exhibit to Summit's report on Form 8-K, dated June 16, 1999, filed with the SEC on June 24, 1999 and is available free of charge from either the company or the Rights Agent. In addition, the Rights Agreement is available through the Internet on both the SEC's website, www.sec.gov., and Summit's website., www.summitbank.com. Summit's SEC filings, including the June 16, 1999 Form 8-K, are available through the Summit Bancorp/Investor Relations/SEC Filings portion of Summit's website.

     If you have any questions about the rights or you would like to request a copy of the Rights Agreement from the company, please contact _______________, Summit Bancorp., 301 Carnegie Center, Princeton, New Jersey, telephone number
(609) 987-______.

                                                      Sincerely,



                                                      T. Joseph Semrod
                                                      Chairman